# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rent the Runway, Inc., CIK 0001468327
CUSIP: 76010Y202
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 10 Jay St, Ugland House, Box 309, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 12/11/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001954661

## Reporting persons
- CastleKnight Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 242,670; sole dispositive power 0; shared dispositive power 242,670; aggregate amount beneficially owned 242,670 (6.5% of the class)
- CastleKnight Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 242,670; sole dispositive power 0; shared dispositive power 242,670; aggregate amount beneficially owned 242,670 (6.5% of the class)
- Weitman Capital LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 242,670; sole dispositive power 0; shared dispositive power 242,670; aggregate amount beneficially owned 242,670 (6.5% of the class)
- Aaron Weitman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 242,670; sole dispositive power 0; shared dispositive power 242,670; aggregate amount beneficially owned 242,670 (6.5% of the class)
- CastleKnight Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 242,670; sole dispositive power 0; shared dispositive power 242,670; aggregate amount beneficially owned 242,670 (6.5% of the class)
- CastleKnight Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 242,670; sole dispositive power 0; shared dispositive power 242,670; aggregate amount beneficially owned 242,670 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Rent the Runway, Inc.
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York 11201

## Item 2. Person Filing
Name of person filing:
CastleKnight Master Fund LP
CastleKnight Fund GP LLC
Weitman Capital LLC
Aaron Weitman
CastleKnight Management LP
CastleKnight Management GP LLC
Address of principal business office or, if none, residence:
CastleKnight Master Fund LP
Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104 Cayman Islands

CastleKnight Fund GP LLC
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

Weitman Capital LLC
c/o Aaron Weitman
c/o CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

Aaron Weitman
c/o CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

CastleKnight Management GP LLC
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America
Citizenship:
CastleKnight Master Fund LP - Cayman Islands
CastleKnight Fund GP LLC - Delaware
Weitman Capital LLC - Other - New Jersey
Aaron Weitman - United States
CastleKnight Management LP - Delaware
CastleKnight Management GP LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CastleKnight Master Fund LP - 242,670
CastleKnight Fund GP LLC - 242,670
Weitman Capital LLC - 242,670
Aaron Weitman - 242,670
CastleKnight Management LP - 242,670
CastleKnight Management GP LLC - 242,670
Percent of class:
CastleKnight Master Fund LP - 6.5%
CastleKnight Fund GP LLC - 6.5%
Weitman Capital LLC - 6.5%
Aaron Weitman - 6.5%
CastleKnight Management LP - 6.5%
CastleKnight Management GP LLC - 6.5%
Sole power to vote or to direct the vote:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Shared power to vote or to direct the vote:
CastleKnight Master Fund LP - 242,670
CastleKnight Fund GP LLC - 242,670
Weitman Capital LLC - 242,670
Aaron Weitman - 242,670
CastleKnight Management LP - 242,670
CastleKnight Management GP LLC - 242,670
Sole power to dispose or to direct the disposition:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Shared power to dispose or to direct the disposition:
CastleKnight Master Fund LP - 242,670
CastleKnight Fund GP LLC - 242,670
Weitman Capital LLC - 242,670
Aaron Weitman - 242,670
CastleKnight Management LP - 242,670
CastleKnight Management GP LLC - 242,670

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of CastleKnight Management LP. None of the clients, other than CastleKnight Master Fund LP, may be deemed to beneficially own more than 5% of the Class A common stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- CastleKnight Master Fund LP: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/27/2025)
- CastleKnight Fund GP LLC: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/27/2025)
- Weitman Capital LLC: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/27/2025)
- Aaron Weitman: By: /s/ Aaron Weitman, Aaron Weitman (03/27/2025)
- CastleKnight Management LP: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/27/2025)
- CastleKnight Management GP LLC: By: /s/ Aaron Weitman, Aaron Weitman / Manager (03/27/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.